



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Gridwater Inc
File Number: 806400826

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic For-Profit Corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 01/20/2026

Effective: 01/21/2026

Jane Nelson
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/
Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Marisa Flores TID: 10306 Document: 1551075650002

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Form 201

Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
FAX: 512/463-5709

Filing Fee: $300

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**Certificate of Formation
For-Profit Corporation**

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**Filed in the Office of the
Secretary of State of Texas
Filing #: 806400826 01/20/2026
Document #: 1551075650002
Image Generated Electronically
for Web Filing**

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Article 1 - Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

Gridwater Inc

The name must contain the word "corporation," "company," "incorporated," "limited," or an abbreviation of one of these terms. The name must not be the same as, deceptively similar to or similar to that of an existing corporate, limited liability company, or limited partnership name on file with the secretary of state. A preliminary check for "name availability" is recommended.

Article 2 – Registered Agent and Registered Office

☐A. The initial registered agent is an organization (cannot be corporation named above) by the name of:

OR

☑B. The initial registered agent is an individual resident of the state whose name is set forth below:

Name:
LENORA   HUFFMAN

C. The business address of the registered agent and the registered office address is:

Street Address:
5225 W. HOUSTON ST   SHERMAN TX 75092

Consent of Registered Agent

☐A. A copy of the consent of registered agent is attached.

OR

☑B. The consent of the registered agent is maintained by the entity.

Article 3 - Directors

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are set forth below:

Director 1: **ZIGCO   LLC**

Address: **10680 EAST STATE HIGHWAY 29   GEORGETOWN TX, USA 78626**

Director 2: **WATER ON   DEMAND**

Address: **600 CLEVELAND ST., SUITE 307   CLEARWATER FL, USA 33755**

Director 3: **BRYAN   KLEPZIG**

Address: **10680 EAST STATE HIGHWAY 29   GEORGETOWN TX, USA 78626**

Director 4: **JAMES   WOLOSZYN**

Address: **5852 CARBECK DRIVE   HUNTINGTON BEACH CA, USA 92648**

Director 5: **KEN   BERENGER**

Address: **600 CLEVELAND ST., SUITE 307   CLEARWATER FL, USA 33755**

Article 4 - Authorized Shares

The total number of shares the corporation is authorized to issue and the par value of each of such shares, or a statement that such shares are without par value, is set forth below.

Number of Shares	Par Value (must choose and complete either A or B)	Class	Series

| 100000 | ☐ A. has a par value of $ | COMMON | |
| | ☑ B. without par value. | | |

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, and the par value (or statement of no par value), of each class. If shares of a class are to be issued in series, you must provide the designation of each series. The preferences, limitations, and relative rights of each class or series must be stated in space provided for supplemental information.

Article 5 - Purpose

The purpose for which the corporation is organized is for the transaction of any and all lawful business for which corporations may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Effectiveness of Filing

☐ A. This document becomes effective when the document is filed by the secretary of state.

OR

☑ B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is: **January 21, 2026**

Initial Mailing Address

Address to be used by the Comptroller of Public Accounts for purposes of sending tax information.

The initial mailing address of the filing entity is:
5225 W. HOUSTON ST.
SHERMAN, TX 75092
USA

Organizer

The name and address of the organizer is set forth below.
REBECCA MILLER   3501 W. BURBANK BLVD BURBANK, CA 91505

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

REBECCA MILLER

Signature of organizer

FILING OFFICE COPY